Appendix 3Z Final Director’s Interest Notice

Exhibit 99.3

Rule 3.19A.3
Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	James Hardie Industries plc
ABN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Jack TRUONG
Date of last notice	3 September 2021
Date that director ceased to be director	6 January 2022

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

279,383 ordinary shares/CUFs registered in the name of the Director (15,417 are in a holding lock until 21 August 2022 and 47,508 until 17 August 2023 and 6,921 until 20 August 2023).

+ See chapter 19 for defined terms.

11/3/2002        Appendix 3Z Page 1

Appendix 3Z Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest
Number & class of securities

Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFs upon satisfaction of certain conditions.

Current interests in contracts:

*ROCE RSUs

•11,370 ROCE RSUs with a vesting date of 21 Aug 2022
•75,545 ROCE RSUs with a vesting date of 17 Aug 2022
•82,131 ROCE RSUs with a vesting date of 17 Aug 2023
•82,358 ROCE RSUs with a vesting date of 17 Aug 2024

*TSR RSUs

•20,575 TSR RSUs with a vesting date of 21 Aug 2022
•139,432 TSR RSUs with a vesting date of 17 Aug 2022
•127,083 TSR RSUs with a vesting date of 17 Aug 2023
•130,513 TSR RSUs with a vesting date of 17 Aug 2024

*All unvested ROCE RSUs and TSR RSUs will lapse with effect on 6 January 2022 (US time).

Part 3 – Director’s interests in contracts

Detail of contract	Not applicable
Nature of interest	Nil
Name of registered holder (if issued securities)	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Z Page 2    11/3/2002

Appendix 3Z Final Director’s Interest Notice

No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

11/3/2002        Appendix 3Z Page 3